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                                                                      EXHIBIT 12

                        ALLBRITTON COMMUNICATIONS COMPANY
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

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                                                                      Fiscal Year Ended September 30,
                                                                      -------------------------------
                                                            1998        1999        2000        2001        2002
                                                            ----        ----        ----        ----        ----

Pretax income from continuing operations                   (3,872)      7,892      23,380      10,986       7,469

Fixed charges:
      Interest, including capitalized interest             44,224      42,038      42,096      41,566      41,661
      Amortization of deferred financing costs              1,145       1,149       1,149       1,199       1,295
      Amortization of debt discount                           116         116         116         116         117
      Rental expense                                        1,067       1,068       1,056       1,089       1,254

           Total fixed charges                             46,552      44,371      44,417      43,970      44,327

           Total earnings, net of capitalized interest     42,680      52,263      67,797      54,956      51,579

Ratio of earnings to fixed charges                             (a)       1.18        1.53        1.25        1.16

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                                                                                 Three Months Ended
                                                              As Adjusted(b)        December 31,               As Adjusted(b)
                                                           Fiscal Year Ended        ------------           Three Months Ended
                                                          September 30, 2002     2001          2002         December 31, 2002
                                                          ------------------     ----          ----         -----------------

Pretax income from continuing operations                          12,489         4,839        11,056              12,936

Fixed charges:
      Interest, including capitalized interest                    36,907        10,437        11,069               9,151
      Amortization of deferred financing costs                     1,146           311           334                 297
      Amortization of debt discount                                    0            29            29                   0
      Rental expense                                               1,254           297           318                 318

           Total fixed charges                                    39,307        11,074        11,750               9,766

           Total earnings, net of capitalized interest            51,579        15,913        22,806              22,702

Ratio of earnings to fixed charges                                  1.31          1.44          1.94                2.32
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(a)  Due to a pre-tax loss for the year ended September 30, 1998, earnings were inadequate to cover fixed charges. Additional earnings of $3,872 would have been required to attain a ratio of one-to-one for the year ended
     September 30, 1998.
(b)  The as adjusted ratio of earnings to fixed charges for the fiscal year ended September 30, 2002 and for the three months ended December 31, 2002 gives effect to the issuance of the initial notes and the use of the net proceeds thereof, as well as borrowings under our senior credit facility, to purchase and redeem our 9 3/4% debentures, as if each had occurred on
     October 1, 2001.